Exhibit 99.1

BRAGG GAMING GROUP CHANGES COMPOSITION OF BOARD OF DIRECTORS’ AUDIT COMMITTEE

TORONTO, May 5, 2022 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) ("Bragg" or the "Company"), a global B2B gaming technology and content provider, announced today that Alex Spiro was appointed to serve on the Audit Committee of the Board of Directors and that Rob Godfrey resigned from the Audit Committee. Both changes occurred May 1, 2022. Reflecting these changes, the Company’s Audit Committee is comprised of Paul Pathak (Chair), Holly Gagnon and Alex Spiro. Each of these three members of the Audit Committee meet the criteria for director independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934.

On May 4, 2022 Bragg received notice from the Nasdaq Stock Exchange (“Nasdaq”) notifying it that prior to the above noted changes in the composition of the Audit Committee, the Company was not in compliance with Nasdaq’s Listing Rule 5810(b) which requires that there must be three independent directors serving on the Audit Committee. The non-compliance was the result of Paul Godfrey being appointed Interim Chief Executive Officer on November 15, 2021 which caused Rob Godfrey to no longer be independent due to a family relationship. With the above noted changes in the composition of the Board, Bragg is now in compliance with Nasdaq Listing Rule 5810(b).

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

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Contacts:

Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com
info@bragg.games